UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-4949

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

(Full title of the plan)

CUMMINS INC.

500 Jackson Street
P. O. Box 3005
Columbus, IN  47202-3005

(Name of Issuer of Securities Held Pursuant to the Plan and

the Address of its Principal Executive Office)

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004 AND 2003

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

TABLE OF CONTENTS
DECEMBER 31, 2004 AND 2003

* As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust"), the schedules of assets (held at end of year), at December 31, 2004 and of reportable transactions for the year ended December 31, 2004 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor. Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

106 Community Drive - Seymour, Indiana 47274
(812) 522-8416 - FAX (812) 523-8615
email address: blue@blueandco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and
  Participants of the Cummins Inc. and
  Affiliates Retirement and Savings Plan for Bargaining
  Unit Employees
Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i -Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Blue &Co., LLC

June 10, 2005

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
Assets
Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value	$263,030,021	$258,028,767
Participant loans	3,702,603	4,157,791
Total investments	266,732,624	262,186,558

Receivables:
Employer contributions	2,314,222	1,894,860
Employee contributions	130,573	237,544
Total receivables	2,444,795	2,132,404

Net assets available for benefits	$269,177,419	$264,318,962

See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

Additions
Contributions:
Employer	$2,453,521
Employee	9,533,338
Plan interest in Cummins Inc. and Affiliates Retirement
and Savings Plans Master Trust Investment income	24,136,449
Interest income	179,571

Total additions	36,302,879

Deductions
Benefits paid to participants	31,444,422

Net increase in net assets available for benefits	4,858,457

Net assets available for benefits, beginning of year	264,318,962

Net assets available for benefits, end of year	$269,177,419

See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF THE PLAN

The following description of the Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the "Company"). Eligible employees are bargaining unit employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust") holds the assets of the Plan and the following Company-sponsored plans:

  Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for ONAN Corporation Employees;

  Cummins Inc and Affiliates Retirement and Savings Plan for Lubricant Consultants, Inc. Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees; and

  Nelson Retirement and Savings Plan

The trustee for the Master Trust is The Vanguard Group.

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions. Participants may direct their contributions in any of thirteen investment options, including Cummins Inc. common stock.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Matching Contributions

The Company matches participant contributions in amounts ranging from 50% of the first 2% of participant wages contributed (up to a maximum of $325), 50% of $900, 100% of the first 2% of participant wages contributed, 50% on the next 2%, and 25% on the next 4% of participant wages contributed based on the participant's employing company, as defined. The matching contribution is made in the form of cash or Company stock, based on the participant's employing company, as defined. Prior to May 1, 2002, Company matching contributions in the form of Company stock could not be reinvested into other investment options until the participant is 55 years of age. On May 1, 2002, the Company started removing restrictions on the reinvestment of Company stock received as a match. At December 31, 2002, 80% of Company stock received as a match was available for diversification. Subsequent to February 1, 2003, the entire amount of Company stock received as a match is available for diversification.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings. Allocations of Plan earnings are made daily and are based upon the participant's weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2. The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account.  The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Participant Loans

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant's account balance. Loans are secured by the participant's account balance and bear interest at the prime rate plus one percent, and mature no later than 4 1/2 years from the date of the loan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

Investments

The Plan's investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the fixed income fund. The fixed income fund consists primarily of insurance contracts and bank investment contracts with various companies. The investment contracts are carried at fair value. Fair value approximates contract value, which represents contributions made plus interest accrued at the contract rate, less withdrawals. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value. Fair value is determined by considering such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payment to plan participants to be at amounts other than contract value. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan's investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

3.  INVESTMENTS IN MASTER TRUST

The Plan's investments are held in the Master Trust. The assets of the Master Trust are held by The Vanguard Group. At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was 21.5% and 26.5%, respectively. The following investments are held by the Master Trust as of December 31:

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

	2004	2003

Cummins Inc. common stock fund	$104,080,423	$83,780,208
Cummins Inc. common stock - ESOP fund
(non-participant directed)	108,416,440	75,374,821
Fixed income fund	332,380,200	312,524,095
Registered investment companies	675,711,339	502,915,326

Total	$1,220,588,402	$974,594,450

The fixed income fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts maturing through 2009. The contracts have varying yields and crediting interest rates which averaged 4.2 percent and 4.5 percent during the years ended December 31, 2004 and 2003, respectively. The crediting interest rates adjust on varying intervals by contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts' aggregate fair values exceed the reported contract values by approximately $1,050,000 at December 31 2004.

Investments that represent 5% of more of the Master Trust's assets are separately identified as follows:

	2004	2003

Vanguard Wellington Fund	$195,017,499	$172,362,635
Cummins Inc. common stock	212,496,863	159,155,029
Vanguard Institutional Index Fund	171,875,842	142,720,301
Vanguard US Growth Fund	69,382,677	68,300,899
Vanguard Explorer Fund	58,726,095	44,930,828
Vanguard LifeStrategy Moderate
Growth Fund	69,239,828	5,383,590
Other	443,849,598	381,741,168

Total	$1,220,588,402	$974,594,450

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Investment income for the Master Trust for the year ended December 31, 2004 is as follows:

Net appreciation in fair value of investments:
Cummins Inc. common stock	$48,423,156
Cummins Inc. common stock - ESOP fund
(non-participant directed)	54,312,538
Registered investment companies	60,363,322
Interest	13,019,957
Dividends	1,567,367
Dividends from Cummins Inc. common stock -
ESOP fund (non-participant directed)	1,862,890

Additional information about the changes in net assets of the Master Trust for the year ended December 31 2004 relating to non-participant directed investments is as follows:

Contributions	$11,979,089
Benefits paid to participants	4,997,378
Transfers to participant-directed investments	31,927,478

4.    TAX STATUS

The Plan received a favorable determination letter dated July 19, 2002 in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving that determination letter. The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by The Vanguard Group, and shares of Cummins Inc. The Vanguard Group is the trustee of the Master Trust and Cummins Inc. is the Plan Sponsor; therefore, transactions with these parties qualify as party-in-interest transactions.

SUPPLEMENTARY INFORMATION

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004	EIN 35-0257090 Plan Number: 030

(a)	(b)	(c)	(d)	(e)

	Identity of Issue	Description of Investment	Cost	Current Value

	Participant Loans	1- 4 1/2 year maturity 5.0% to 10.5%	$-0-	$3,702,603

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS INC. AND AFFILIATES RETIREMENT AND SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

By:	Benefits Policy Committee of Cummins Inc.

Date: June 28, 2005	By:	/S/ DAVID C. WRIGHT
David C. Wright
Secretary